Steven M. Blondy
Executive Vice President and
Chief Financial Officer
R.H. Donnelley Corporation
1001 Winstead Drive
Cary, North Carolina 27513
Tel: 919-297-1116
Fax: 919-297-1601
steve.blondy@rhd.com
December 10, 2009
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Mr. Larry Spirgel

Re:	Dex Media, Inc. Form 10-K for the year ended December 31, 2008 Filed March 31, 2009

Form 10-Q for the quarterly periods ended September 30, 2009 Filed November 6, 2009 File No. 333-131626
This letter is submitted with respect to Dex Media, Inc.’s (the “Company” or “DMI”) response to the comment letter by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 3, 2009 (the “Comment Letter”), addressed to the Company with respect to (i) the Annual Report on Form 10-K for the year ended December 31, 2008 filed by the Company on March 31, 2009 (the “Form 10-K”) and (ii) the Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed by the Company on November 6, 2009.
The Company’s response to the comment raised by the Staff in the Comment Letter is set forth below. For the convenience of the Staff, we have repeated the Staff’s comment before the corresponding response. Unless otherwise indicated, page references included in the body of the Company’s response are to the Form 10-K. Terms used and not defined are used in the same manner they are used in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2008
Report of Independent Registered Public Accounting Firm, page F-3
1. Please revise to identify the independent registered accounting firm.
Response
The Company will revise its Form 10-K on page F-3 to identify KPMG LLP as its independent registered public accounting firm.
* * * * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings,

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your continuing attention to this matter.
Sincerely,
/s/ Steven M. Blondy
Steven M. Blondy
Executive Vice President and Chief Financial Officer
cc:
Inessa Kessman
Mark Hianik, Esq.